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                                                             Investment
                                                             Banking Group

                                                             5500 Sears Tower
                                                             Chicago, Illinois
                                                             60606
                                                             312 906 6200
                                                             FAX 312 906 6262

[LOGO--MERRILL LYNCH]

                                                                   July 17, 1995

Board of Directors
Zenith Electronics Corporation
1000 Milwaukee Avenue
Glenview, IL 60025

Members of the Board:

  Zenith Electronics Corporation (the "Company") and LG Electronics, Inc. (the "Acquiror" or "LGE") have entered into a Stock Purchase Agreement, as of July 17, 1995 (the "Agreement"), pursuant to which LGE has agreed to purchase 16.5 million newly issued shares of the Company's common stock, par value $1.00 per share (the "Issue Shares"), at $10.00 per share in cash (the "Purchase") and to make a tender offer (the "Offer") for 18.619 million shares of the Company's common stock (the "Offer Shares"; together with the Issue Shares, the "Shares"), at $10.00 per share, net to the seller in cash. The closings of the Purchase and the Offer, both of which are subject to the approval of the Company's stockholders, are to occur simultaneously. At completion of the Purchase and Offer, LGE will own 57.7% of the outstanding common stock of the Company. Pursuant to the terms of the Agreement, LGE will also have the right to designate a majority of the members of the Company's Board of Directors.

  You have asked us whether, in our opinion, the proposed cash consideration to be received by the Company and the holders of the Offer Shares pursuant to the terms of the Agreement, taken as a whole, is fair to the Company and such stockholders from a financial point of view.

  In arriving at the opinion set forth below, we have, among other things:

  (1) Reviewed the Company's Annual Reports, Forms 10-K and related financial information for the five fiscal years ended December 31, 1994 and the Company's Form 10-Q and the related unaudited financial information for the quarterly period ending April 1, 1995;

  (2) Reviewed certain of the Company's estimated unaudited financial information for the quarterly period ending June 30, 1995;

  (3) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of the Company, furnished to us by the Company;

  (4) Conducted discussions with members of senior management of the Company concerning its businesses and prospects;

  (5) Reviewed the historical market prices and trading activity for the Company's common stock;

  (6) Compared the proposed financial terms of the transactions contemplated by the Agreement with the financial terms of certain other transactions which we deemed to be relevant;

  (7) Reviewed the Agreement; and
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[LOGO--MERRILL LYNCH]

  (8) Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed appropriate, including our assessment of general economic, market, monetary and other conditions as they exist on the date hereof.

  In preparing our opinion, we have assumed and relied upon the accuracy and completeness of all information that was available to us from public sources and that was supplied or otherwise made available to us by the Company. We have not assumed any responsibility for independent verification of such information or any independent valuation or appraisal of any of the assets of the Company. With respect to the financial forecasts and estimated unaudited financial information furnished by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's management as to the expected future financial performance of the Company.

  In connection with the preparation of this opinion, while we assisted the Company in its response to an indication of interest from a party other than LGE, we have not been authorized to solicit, nor have we solicited, except for limited exceptions, third-party indications of interest for the acquisition of all or any part of the Company.

  Our opinion set forth below is directed to the Board of Directors of the Company and does not constitute a recommendation to any stockholder of the Company with respect to the approval of the transactions contemplated by the Agreement or as to whether they should tender their shares pursuant to the Offer. This letter is for the information of the Board of Directors of the Company only in connection with its consideration of the Agreement and is not to be quoted or referred to, in whole or in part, in any proxy statement or other document prepared in connection with the transactions contemplated by the Agreement, nor shall this letter be used for any other purposes or publicly disclosed, without our prior written consent; provided, however, the Company is authorized to include this letter in its entirety in the Offer documents, the
Schedule 14D-9 and the proxy materials contemplated by the Agreement.

  We have acted as financial advisor to the Board of Directors of the Company in connection with the transactions contemplated by the Agreement and will receive a fee for our services, most of which is conditioned upon the completion of the Purchase and Offer. In the ordinary course of our business, we and our affiliates may actively trade the debt and equity securities of the Company for our or their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. We have, in the past, provided financing services to an affiliate of the LG Group and have received fees for the rendering of such services.

  On the basis of, and subject to the foregoing, we are of the opinion that, as of the date hereof, the proposed cash consideration to be received by the Company and the holders of the Offer Shares pursuant to the terms of the Agreement, taken as a whole, is fair to the Company and such stockholders from a financial point of view.

                                       Very truly yours,

                                       Merrill Lynch, Pierce, Fenner &
                                                  Smith Incorporated

                                           [SIGNATURE OF DANIEL M. DICKINSON]
                                       By _____________________________________
                                          Director
                                          Investment Banking Group

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